

September 17, 2010

John R. Schimkaitis
Vice Chairman and Chief Executive Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

> **Re: Chesapeake Utilities Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 001-11590**

Dear Mr. Schimkaitis:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Related Party Transactions, page 15

1. We note your disclosure under this heading that your code of ethics provides (1) specific examples of conflicts of interest that would be considered related party transactions and (2) specific notification procedures and guidelines regarding the review of such transactions. Please revise to describe your policies and procedures for the review, approval, or ratification of any related party transactions transaction. Refer to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 20

2. It appears that performance targets related to cash and equity incentive compensation may have been material to the company's executive compensation policies for fiscal 2009, but you have not provided a quantitative discussion of the terms necessary for the targets to be achieved by your named executive officers to earn cash or equity incentive

compensation. In this regard, and by way of example only, we note the following disclosure in your compensation discussion and analysis:

- "The Board of Directors has adopted the Cash Bonus Incentive Plan under which cash incentives are payable to … named executive officers… if they achieve certain financial and non-financial goals relative to pre-established performance goals."

- "The Compensation Committee establishes target bonus awards for each participant with the actual amount earned ranging from 0 to 150 percent of the target award depending on actual performance as compared to the performance goals."

- "…the Compensation Committee established for each applicable named executive officer, an aggressive earnings per share target, or an aggressive target income range or return for a designated segment, as appropriate …."

- "…the Compensation Committee approved a pre-determined earnings per share target for Messrs. Schimkaitis and McMasters and Mrs. Cooper for 2009."

- "For Mr. Thompson, the earnings target was based upon achieving a pre-tax return on average investment on our natural gas segment."

- "Cash incentives are earned by the executive officer upon the successful attainment of his or her pre-established goals and the extent to which the relevant income or return target meets or exceeds the respective pre-established targets…."

In addition, we note your disclosure on page 25 under the heading Performance Incentive Plan. These are merely examples. With respect to your cash and equity incentive performance targets that are tied to particular metrics, such as earnings per share, operating income for particular segments, total shareholder return, total capital expenditures as a percentage of total capitalization, and return on equity, please disclose the performance targets that were taken into consideration in determining each component of compensation for your named executive officers and any other performance-related factors that were material to the company's executive compensation policies and decision-making processes. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director